Starbox Group Holdings Ltd.

October 9, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Alyssa Wall

Ms. Erin Jaskot

Re:	Starbox Group Holdings Ltd.
Registration Statement on Form F-3 Filed August 23, 2024 File No. 333-281748

Dear Ms. Wall and Ms. Jaskot:

This letter is in response to the letter dated September 19, 2024 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Starbox Group Holdings Ltd. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-1 (the “Amended Registration Statement”) is being filed to accompany this letter.

Registration Statement on Form F-3

Capitalization and Indebtedness, page 6

1. Please update your capitalization and indebtedness information to a date no earlier than 60 days prior to the date of the F-3. Refer to Item 3(B) of Form 20-F.

Response: In response to the Staff’s comments, we have revised our disclosure on page 9 of the Amended Registration Statement to include our capitalization and indebtedness information as of August 31, 2024 on an actual basis and on an as-adjusted basis.

Selling Shareholders, page 26

2. To provide additional context to investors, please describe the transactions through which each of the selling shareholders received their shares. Additionally, please provide the address for each of the selling shareholders. See Item 9(D) of Form 20-F.

Response: In response to the Staff’s comments, we have revised our disclosure on page 30 of the Amended Registration Statement to describe the transactions through which each of the selling shareholders received their shares and provide the address for each of the selling shareholders.

General

3. We note that you are holding a meeting of shareholders on October 23, 2024 to vote on proposals for a reverse stock split of your Class A, Class B and preferred stock, followed by an increase in authorized shares of each class. Revise your disclosure in the registration statement to discuss the planned reverse stock split and increase in authorized shares as well as the impact on share capital if the reverse stock split and increase in authorized shares are approved. Include a risk factor(s) highlighting potential impacts of the increase in authorized shares on current shareholders such as increased dilution and downward share pressure. Please also indicate whether you have any plans, proposals or arrangements for the issuance of shares that will result from the proposed increase in authorized shares.

Response: In response to the Staff’s comments, we have revised our disclosure on page 7 of the Amended Registration Statement to discuss our planned reverse stock split and increase in authorized shares as well as the impact on share capital if the reverse stock split and increase in authorized shares are approved. We have also revised our disclosure on page 8 of the Amended Registration Statement to include a risk factor highlighting potential impacts of the increase in authorized shares on current shareholders such as increased dilution and downward share pressure.

Our management believes that any future plans, proposals, or arrangements for issuance of new shares shall be dependent on the Company’s funding and/or development requirements. Nevertheless, in the foreseeable future, we may issue more shares that result from the proposed increase in authorized share capital to meet our system enhancement needs.

4. Please update your disclosure regarding the status of your compliance with Nasdaq’s continued listing criteria. In this regard, we note that on November 27, 2023 and May 30, 2024, you received written notifications from Nasdaq notifying you that you are not in compliance with the Minimum Bid Price Rule, and that you have until November 25, 2024 to regain compliance. Include risk factor disclosure to address the impact of a potential delisting on the company and its shareholders.

Response: In response to the Staff’s comments, we have revised our disclosure on page 8 of the Amended Registration Statement to update our disclosure regarding the status of our compliance with Nasdaq’s continued listing criteria. We have also revised our disclosure on page 8 of the Amended Registration Statement to include risk factor disclosure to address the impact of a potential delisting on the Company and its shareholders.

5. We note that in July 2023 your shares traded as high as $4.30 per share and as of September 23, 2023 you had 71,885,000 shares outstanding. It appears that in 2024 alone, you issued nearly 400 million Class A ordinary shares in connection with 12 separate transactions, the majority of which were in connection with software purchase agreements. Currently, your share price is approximately $0.14 per share and there are approximately 342 million shares outstanding as of August 22, 2024. Revise throughout to discuss these transactions including the number and frequency of the transactions, the purpose of the transactions, the total number of shares issued, and fluctuations in your Class A ordinary share trading price during that period. Please also include specific risk factor disclosure that discusses the material risks from such issuances and whether you expect in the future to continue executing transactions in the same size and frequency. If so, disclose your plans to do so and the continued risk to investors of the frequent issuances, including the potential substantial dilutive impact and continued downward pressure on the trading price. Please also indicate whether continued transactions of this size and frequency could result in your inability to meet Nasdaq’s minimum bid price requirement.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 5 to 7 of the Amended Registration Statement to discuss the transactions including the number and frequency of the transactions, the purpose of the transactions, the total number of shares issued, and fluctuation s in our Class A ordinary share trading price during that period. We have also revised our disclosure on page 9 of the Amended Registration Statement to include specific risk factor disclosure that discusses the material risks from such issuances and that we expect in the future to continue executing transactions of similar size and frequency. We also revised our disclosure on page 9 of the Amended Registration Statement to disclose our plans of future transactions and issuances and the continued risk to investors of the frequent issuances, including the potential substantial dilutive impact and continued downward pressure on the trading price. We further revised our disclosure on page 9 of the Amended Registration Statement to disclose that continued transactions of this size and frequency could result in our inability to meet Nasdaq’s minimum bid price requirement.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

Very truly yours,

/s/ Lee Choon Wooi
Lee Choon Wooi Chief Executive Officer

cc:	Ying Li, Esq. Hunter Taubman Fischer & Li LLC